1. Name and Address of Reporting Person
   Cornell, Jr., Harry M.
   No 1 Leggett Road
   Carthage, MO 64836
   USA
2. Issuer Name and Ticker or Trading Symbol
   Leggett & Platt, Incorporated (LEG)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                    08/28/2002            A         1147        A   $0.0000                   I           Living Trust
                                <F1>                                            <F1>
Common Stock                    12/31/2002            A         2910        A   $0.0000    3626441        I           Living Trust
                                <F2>
Common Stock                                                                               166743         I           Wife
Common Stock                                                                               0              I           Wife (Cust.)
Common Stock                                                                               6696           I           IRA
Common Stock                                                                               557048         I           Trust under
                                                                                                                      Will of M.M.
                                                                                                                      Cornell
Common Stock                                                                               669320         I           Trust under
                                                                                                                      Will of H.M.
                                                                                                                      Cornell, Sr.

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $0.01                                                     12/05/2011 Common                      50006   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $0.01                                                     12/23/2012 Common                      39892   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $0.01                                                     06/30/2013 Common                      5196    I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $3.85                                                     03/22/2014 Common                      50004   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $4                                                        12/12/2014 Common                      18494   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $4.18                                                     06/17/2016 Common                      5706    I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)
Stock       $20                                                       04/11/2009 Common                      34125   I       Living
Options                                                                          Stock                                       Trust
(Right to
buy)

Explanation of Responses:

<F1>
Acquisition of stock units under Issuer's 1989 Flexible Stock Plan (Executive Deferred Stock Program) in transactions exempt under Rule 16b-3. Stock units were acquired in 2002 prior to August 29th at prices ranging from $21.71 to $25.78 per share. The information is presented as of August 28, 2002.
<F2>
Stock awards made to Reporting Person under Issuer's 1989 Flexible Stock Plan in transactions exempt under Rule 16b-3. Shares were awarded during fiscal year ending 12/31/02 at fair market values ranging from $22.80 to $27.16 per share. The information is presented as of 12/31/02.

SIGNATURE OF REPORTING PERSON
/s/ John A. Lyckman

DATE
01/13/2003